UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  [    ]        Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  [    ]        No  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  [    ]        No  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Exhibits

99.1	Management’s Discussion and Analysis and Interim Financial Statements for the three and six month period ended June 30, 2007

99.2	Form 52-109FT2 Certification of Interim Filings – CFO

99.3	Form 52-109FT2 Certification of Interim Filings – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: August 14, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three-month and six-month periods ended June 30, 2007

The following information should be read in conjunction with our unaudited consolidated financial statements as at June 30, 2007 and related notes thereto as well as the audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2006. Our unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial statements. The Management’s Discussion and Analysis provides a review of the performance of the Company for the quarter ended June 30, 2007, as compared to the quarter ended June 30, 2006 and for the six-month periods then ended. This review was performed by management with information available as at August 9, 2007. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward-looking and are subject to risks and uncertainties, as described in the section entitled “Other Risks and Uncertainties”. Actual results, levels of activity, performance, or achievements could differ materially from those projected herein and depend on a number of factors, including among other things: the successful and timely completion of clinical studies, the difficulty of predicting United States Food and Drug Administration (FDA) approval, acceptance and demand for new pharmaceutical products, the impact of competitive product and pricing, new product development and launch, reliance on key strategic alliances, availability of raw material, reliability of key third-party service providers, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions and fluctuations in operating results.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in Canadian dollars unless otherwise indicated.

OVERVIEW

We are an emerging leader in optimizing the performance of existing small molecule drugs using our proprietary controlled-release technologies. Our primary focus is on the global commercialization of our lead product, a once-daily formulation of the painkiller tramadol designed to address the worldwide market for moderate to severe pain. Our global commercialization program recognizes three markets: Europe, the United States, and the rest of the world. We intend to market our once-daily tramadol product primarily through a series of marketing and distribution arrangements. To date, we have entered into license agreements for the distribution of our once-daily tramadol product in over 48 countries. We are also in discussion with potential partners to commercialize our once-daily tramadol product in other jurisdictions.

In Europe, our once-daily tramadol was approved in 22 European countries under the Mutual Recognition Procedure in September 2005, and Marketing Authorizations (MA) have been obtained for most individual European countries. Our partners launched our product in Germany in November 2005, in Slovakia and in the Czech Republic in July 2006, in Italy in December 2006, in Spain, the United Kingdom and France in January 2007, in Belgium in February 2007 and we shipped products to Austria in March 2007 and to Poland in May 2007 in anticipation of upcoming launches. With the delivery of products to these countries, our product is actively marketed across the majority of the European market for tramadol products. We plan to continue launching throughout 2007 and beyond in certain other countries in which our once-daily tramadol product has been approved. Subsequent to quarter end, we completed a license and distribution agreement with Lavipharm S.A. for Greece.

In the United States, on September 28, 2006, we received an approvable letter from the FDA indicating that our once-daily formulation of tramadol is approvable, subject to the resolution of certain issues. Following discussions with the FDA, we submitted our response to the matters raised in the approvable letter for once-daily tramadol on December 19, 2006, and on January 16, 2007, our response to matters raised by the FDA in the approvable letter was accepted for review by the FDA as complete. On May 30, 2007 we received a second approvable letter from the FDA stating that we have not demonstrated the efficacy of our once-daily formulation of tramadol because the statistical methods used to analyze data from our clinical trials did not adequately address missing data relating to subjects who dropped out of the trials. In June 2007, we met with the FDA to discuss the matters raised in the second approvable letter. The meeting with the FDA was productive. With our advisors, we are evaluating our options, which include additional statistical analysis, an appeal of the FDA decision, and potentially the generation of new data through an additional phase III clinical trial.

In other markets, we received a Notice of Compliance (NOC) on June 18, 2007, from the Therapeutic Products Directorate (TPD) of Health Canada for 100 mg, 200 mg and 300 mg tablets of our once-daily formulation of tramadol for the management of pain of moderate severity in adults who require treatment for several days or more. The NOC allows the marketing and sale of our once-daily tramadol product in Canada. Subsequent to quarter end, we have completed a license and distribution agreement under which we granted Paladin Labs Inc. (Paladin) the exclusive right to market and sell our once-daily tramadol product in Canada. We will retain co-promotion rights and under the terms of the agreement, we will receive a transfer price on packaged product supply based on a percentage of the anticipated selling price. Our goal is to launch our product in

Labopharm Q2 2007

Canada before the end of the current year. We expect to generate a gross margin on Canadian sales in excess of what we are currently experiencing in Europe. The distribution and license agreement also provides for up-front and milestone payments of up to $1.5 million from Paladin.

In addition, subsequent to quarter end, we also signed a license and distribution agreement for our once-daily tramadol product with Whanln Pharmaceutical Co. (Whanln), Ltd for South Korea. Under the terms of this agreement, Whanln will have the exclusive right to market and sell our once-daily tramadol product in South Korea. We will supply Whanln with products and will receive revenue at rates commensurate with those of previous license and distribution agreements that we have entered into for European markets, and we will also receive an up-front payment. On June 29, 2007, we submitted an application for approval in South Korea. We have also submitted applications for approval in Australia in 2006, and Russia and Israel in early 2007. We are pursuing additional marketing partnerships for our once-daily tramadol product in other markets around the world.

We are leveraging our European approval to obtain additional approvals. We have received approval in Mexico and more recently in Chile and are planning to submit a regulatory file for approval of once-daily tramadol in other Latin American and Caribbean countries in the near future. Although launch in Mexico was originally planned for late 2007, we are currently reviewing our marketing strategy for Mexico, Latin America and the Caribbean and as a result, we now anticipate launching the product in these markets in 2008.

We are also developing additional product candidates using our drug delivery technologies and formulation expertise including a once-daily formulation of the anti-depressant trazodone. Depression is one of the most prevalent central nervous system disorders, affecting at least 121 million people globally, and trazodone is widely used in its treatment with more than 14 million prescriptions written in the U.S. alone in 2006, representing approximately 7% of the over 200 million prescriptions written for anti-depressants in the U.S., despite only being available in a multiple times daily formulation. In 2006, the U.S. market for anti-depressants reached US $13 billion. Insomnia and agitation may be associated with depression. In addition to its anti-depressive effects, trazodone has sedative effects that can improve sleep. Our once-daily formulation has been specifically designed to take advantage of trazodone’s unique pharmacological properties, in addition to offering the benefits of once-daily administration and potentially fewer side effects generally associated with peak concentrations of drugs. During the current quarter, we began enrolling patients for our North American Phase III clinical trial for our once-daily formulation of trazodone. Study 04ACL3-001 is a randomized, double-blind study which will compare the efficacy and safety of our once-daily formulation of trazodone to placebo in patients with major unipolar depressive disorder. The study, which has a treatment period of approximately two months, is being conducted at more than 35 centres across the U.S. and Canada and is expected to include more than 350 subjects.

In addition, using our Contramid® technology, we are currently pursuing tramadol line extensions, including combination products, abuse-resistant formulations which may be developed for multiple pain drugs including opioids, and fast- and slow-release films. The first tramadol combination product that we will move forward in development is a twice-daily tramadol-acetaminophen formulation. The results of pharmacokinetic studies to date have been positive with our tramadol-acetaminophen formulation demonstrating bioequivalence to a currently marketed multiple-times daily tramadol-acetaminophen product. We plan to initiate pivotal studies on our formulation in the fourth quarter of 2007. Tramadol-acetaminophen combination products are currently available only in immediate-release formulations.

The positive pharmacokinetic studies for the twice-daily tramadol-acetaminophen formulation demonstrated that the acetaminophen component of the formulation rapidly achieved blood plasma levels associated with efficacy in the currently-marketed product and maintained those levels for the entire 12-hour dosing interval. As a result, we will move forward with development of a twice-daily formulation of acetaminophen.

We are also developing novel polymeric nano-delivery systems for delivery of water-insoluble and poorly bio-available drugs; included in the research and development work to date, proof-of-concept studies have been completed for an anesthetic agent, propofol, as well as for certain intravenous cancer drugs.

Our Goal

Our goal is to become a fully integrated, international specialty pharmaceutical company, with the expertise and infrastructure to develop and commercialize proprietary therapeutics by taking them from the formulation stage through clinical development, regulatory approval, marketing and sales. Full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

Revenue

Revenue from product sales, corresponding gross margin, and royalties will be the key drivers of our performance as we pursue our activities. Through our license and distribution agreements, we expect to continue to launch our once-daily tramadol product in various markets throughout 2007 and beyond. The contribution of our once-daily tramadol product will vary for each country because of specific market conditions and/or pricing policies. It is difficult to estimate the timing of product launches in various countries because of the regulatory and/or pricing approval process required before we can market our once-daily tramadol in each jurisdiction.

Management’s Discussion and Analysis

Revenue to date has been generated primarily by our license and distribution agreements and in prior periods by our research collaboration agreements. Since 2002, we have secured license agreements for marketing and distribution of our once-daily tramadol product that cover more than 48 countries. To date, we have received approximately $37 million of license payments from our once-daily tramadol product licensees, including $23.1 million (US$20 million) from Purdue Pharma Products L.P. (Purdue Pharma) received in 2005.

Research and Development Expenses

Our research and development expenses to date consist primarily of fees paid to outside parties to conduct our clinical studies, manufacturing process validation, analytical testing or other services, salaries and related personnel expenses, materials and laboratory supplies and costs for facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts. The net proceeds from the financing completed in the second quarter of fiscal 2006 have allowed us to expand our research and development activities for new product candidates and more rapidly advance the development of existing products within our pipeline.

Selling, General and Administrative Expenses

As we transition to a commercial organization with significant product sales revenue, our selling, general and administrative expenses will necessarily increase as we build our infrastructure with respect to sales, marketing, manufacturing, pharmaco-vigilance, product support, and quality, among other areas. These incremental costs to support commercial operations and product sales are necessary in order for us to remain a global organization with increasingly diverse operations, moving away from a primary focus on research and development activities.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (CICA) recently released the following Handbook Sections: 3855, Financial Instruments – Recognition and Measurement; 1530, Comprehensive Income; 3251, Equity; 3865, Hedges; and 1506, Accounting Changes. We adopted these sections on January 1, 2007. The impact of the adoption of these sections on our interim consolidated financial statements is presented below.

Financial Instruments- Recognition and Measurement

This new Section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures depending on financial instrument’s classification. Additionally, changes in subsequent measurements, if any, are recognized in net income or comprehensive income depending on its classification.

Under the new Section, all financial assets are classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale. Also, all financial liabilities must be classified as held for trading or other financial liabilities. All financial instruments are recorded initially on the consolidated balance sheet at fair value. After initial recognition, the financial instruments should be measured at their fair values, except for held-to-maturity investments, loans and receivables and non-trading liabilities, which should be measured at amortized cost using the effective interest method of amortization. The effective interest related to the financial assets and liabilities and the gain or loss arising from a change in the fair value of a financial asset or financial liability classified as held for trading is included in net income for the period in which it arises. If a financial asset is classified as available-for-sale, the gain or loss should be recognized in other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net income, or if there has been a loss in value of such investment that is other than a temporary decline, the investment should be written down and the impairment loss should be recognized in net income.

We have classified our cash and cash equivalents as held for trading, our marketable securities as available-for-sale and the accounts receivable have been classified as loans and receivables. Deferred financing costs have been deducted from the carrying value of the long-term debt. The accounts payable and the long-term debt have been classified as other financial liabilities. Upon initial application of this Section, all adjustments to the carrying amount of financial assets and liabilities were recognized as an adjustment to the opening balance of deficit or accumulated other comprehensive income, depending on the classification of the existing asset or liability. The initial measurement of our financial instruments did not result in any adjustment to the opening balance of deficit or accumulated other comprehensive loss and resulted in an unrealized loss on available-for-sale marketable securities of $227,000 recorded in accumulated other comprehensive loss as at June 30, 2007.

Comprehensive Income (Loss) and Equity

Section 1530 establishes standards for reporting comprehensive income (loss) and as a result of the adoption of this new Section the cumulative amount, i.e. accumulated other comprehensive income (loss), is presented separately under shareholders’ equity (deficiency) in the consolidated balance sheets and a reconciliation of the accumulated other comprehensive income (loss) as well as the comprehensive income (loss) for the period is presented as part of the consolidated interim statements of shareholders’ equity (deficiency). The impact of the adoption of this section is as previously noted.

Labopharm Q2 2007

Hedges

Section 3865 establishes standards for when and how hedge accounting may be applied. Hedging is an activity designed to modify an entity’s exposure to one or more risks. Hedge accounting modifies the normal basis for recognizing the gains, losses, revenue and expenses associated with a hedged item or a hedging item in an entity’s income statement. It ensures that off-setting gains, losses, revenue and expenses are recognized in the same period. The adoption of this standard had no impact on our consolidated results of operations or financial position.

Accounting Changes

In July 2006, the CICA issued changes to the CICA Handbook Section 1506 entitled “Accounting Changes”. The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of GAAP, or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of GAAP permit otherwise or where application to comparative information is impractical [the standard provides specific guidance as to what is considered impractical]; expanded disclosures about the effects of changes in accounting policies, estimates and errors to the financial statements, and disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity. The adoption of this standard did not have a significant impact on our consolidated results of operations or financial position.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies and estimates remain substantially the same as reported in our Management’s Discussion and Analysis as included in our annual report for the year ended December 31, 2006, except for the following changes in estimates:

Revenue Recognition

In 2005, we received a non-refundable up-front licensing payment of US$20 million from Purdue Pharma, which was being recognized as revenue on a straight-line basis until February 2009 which was the estimated term over which we would be providing research and development activities and supplying product to Purdue Pharma. Following receipt of the second approvable letter from the FDA on May 30, 2007 we have extended the period over which we will be recognizing the balance of this up-front payment remaining in deferred revenue, to July 2011, which is the date until we now expect we will be pursuing regulatory approval and supplying product to Purdue Pharma. While it is currently difficult to accurately estimate the product’s launch date in the U.S., we have considered a conservative delay until launch which would accommodate an additional clinical trial should one be required. This period may be shortened or extended further if future events modify the expected term over which we maintain these substantive contractual obligations. Prior to May 30, 2007, we were recognizing $1,618 per quarter as licensing revenue with respect to this up-front payment; following this change in estimate, the amount will be $679.

Inventories and deposits to suppliers

Prior to the May 30, 2007 second approvable letter from the FDA, we had manufactured significant inventory of once-daily tramadol tablets in anticipation of a rapid launch should we have obtained regulatory approval in the U.S. We had also made deposits or prepayments to key suppliers for U.S. related inventory, some of which may not be recoverable. Some of the inventory manufactured is U.S. specific as it includes a logo which is not approved for sale in other markets. Under our agreement with Purdue Pharma, we agreed to share the risk in certain manufacturing costs related to pre-launch inventory. We believe we have taken sufficient provisions to address the excess inventory which we may not be able to use in other markets due to product expiry risks, and to address the non recoverable portion of certain prepayments. The actual amount of inventory write-offs and amounts recovered may be different than the amounts recorded.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a good indication of our future performance.

Revenue

For the three-month and six-month periods ended June 30, 2007, total revenue amounted to $5,856,000 and $11,269,000 respectively compared to $3,119,000 and $7,390,000 for the corresponding periods in 2006.

For the three-month and six-month periods ended June 30, 2007, product sales were $4,149,000 and $7,541,000 respectively compared to $902,000 and $2,947,000 for the corresponding periods last year and consisted of sales of our once-daily tramadol

Management’s Discussion and Analysis

product in Europe. In 2006 our product sales were to our German partner, HEXAL AG and to our Czech & Slovakian partner, CSC, whereas in 2007 we delivered products in the following countries: France, Germany, Italy, Czech Republic, Slovakia, Spain, United Kingdom, Belgium, Austria and Poland. Lower average selling prices per tablet in 2007 compared to 2006 resulting primarily from sales in 2007 in new markets with lower pricing than those where we recorded sales in 2006, were more than offset by the increase in volume. Sales in Italy and Poland included the sale of samples for the initial promotion of the product.

During the second quarter of 2007, we recognized licensing revenue of $1,707,000, representing a portion of the licensing payments received from our marketing and distribution partners, under our license and distribution agreements for once-daily tramadol. For the corresponding quarter ended June 30, 2006, we recognized licensing revenue of $2,217,000. For the six-month period ended June 30, 2007 we recognized licensing revenue of $3,728,000, while licensing revenue for the six-month period ended June 30, 2006 was $4,443,000. The decrease in licensing revenue recognized both in the quarter and in the six-month period ended June 30, 2007 compared to the corresponding periods last year is attributable to the two extensions of the estimated term over which we are recognizing the up-front payment of US$20 million previously received from Purdue Pharma, following receipt of the two FDA approvable letters in September 2006 and May 2007. This up-front payment is recognized on a straight-line basis over the term during which we will be maintaining substantive contractual obligations to Purdue Pharma, namely pursuing regulatory approval, and supplying product for an initial eighteen-month period post launch as per our agreement. Additional licensing payments are provided for in the existing license and distribution agreements for once-daily tramadol. These licensing payments are generally recognized linearly over the estimated term during which we maintain substantive contractual obligations, as provided for in our revenue recognition policy.

Cost of Goods Sold

For the three-month and six-month periods ended June 30, 2007, our cost of goods sold was $4,003,000 and $5,704,000 respectively compared to $555,000 and $1,576,000 for the corresponding periods last year. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs for our once-daily tramadol product. In addition, during the quarter, we completed an agreement with an affiliate of Purdue Pharma whereby we will pay a royalty to avoid any potential conflict with respect to patents registered in Europe.

In addition, during the second quarter of 2007, following the receipt of the second approvable letter from the FDA for our once-daily tramadol product, we recorded a provision of $1,742,000 for previously capitalized inventory costs and related deposits to manufacturers, which we had incurred in anticipation of U.S. approval in June 2007, and our plan to launch as quickly as possible thereafter. These costs had been capitalized prior to regulatory approval, based on our best estimate of the timing of the launch. This provision represents our best estimate of the loss that will actually be incurred based on our evaluation of the inventory which may be sold in other markets, and amounts which may be otherwise recovered. The actual loss which we will incur may be different than our estimate.

Excluding this provision, gross margin as a percentage of product sales revenue is 46% for the quarter ended June 30, 2007 compared to 38% for the quarter ended June 30, 2006. For the six-month period ended June 30, 2007 our adjusted gross margin is 47% and remains unchanged from the corresponding period last year.

For the:	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Gross margin , as reported	4%	38%	24%	47%
Adjusted gross margin*	46%	38%	47%	47%

*	Adjusted to exclude the inventory provision of $1 ,742,000.

Our adjusted gross margin percentage reflects lower manufacturing costs, offset by lower average selling prices per tablet and the royalty expense which is effective since January 2007. We are currently manufacturing products exclusively from our large-scale supplier at a significantly lower manufacturing cost per tablet than the corresponding periods in 2006 when we were manufacturing exclusively at a small-scale manufacturer at a higher cost per tablet. We will continue to pursue other avenues to reduce our cost of goods sold in order to improve our gross margin on product sales.

Our gross margin will vary, primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the quarter ended June 30, 2007 were $6,501,000 compared with $4,501,000 for the quarter ended June 30, 2006. This increase is primarily the result of the timing and progress of our clinical trial programs. During the second quarter of 2006, we were completing our phase III trial (study MDT3-005) for our once-daily tramadol in the U.S., whereas in the current quarter clinical trial costs were higher as we initiated our Phase III clinical

Labopharm Q2 2007

trial for our once-daily formulation of trazodone (study 04ACL3-001), and conducted several pharmacokinetic and other studies for various products in our pipeline. This increase was in addition to a general increase in 2007 of our research and development activities as we pursue development of existing and new product candidates for our product pipeline, as described previously in the Overview section.

For the six-month period ended June 30, 2007, research and development expenses (before government assistance) were $11,566,000 compared with $10,896,000 for the six-month period ended June 30, 2006. For the six-month period ended June 30, 2007, lower expenses related to our clinical program than in the corresponding period last year were offset by the general increase of our research and development activities.

Research and development tax credits for the quarter ended June 30, 2007 were $840,000 compared to $321,000 in the corresponding quarter last year. For the six-month period ended June 30, 2007, research and development tax credits amounted to $1,649,000 compared to $1,041,000 for the corresponding period of the preceding year. The research and development tax credits by jurisdiction are as follows:

For the:	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	$	$	$	$
Canadian federal research and development tax credits	675,000	74,000	1,200,000	570,000
Provincial research and development tax credits	165,000	247,000	449,000	471,000

	840,000	321,000	1,649,000	1,041,000

The increase is primarily due to the recognition of previously unrecorded Canadian federal research and development tax credits, which will be used to offset federal income tax payable as a result of certain tax planning strategies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the quarter ended June 30, 2007 were $6,067,000 compared to $3,965,000 for the quarter ended June 30, 2006. The increase is due in part to the non-cash stock-based compensation expense included in selling, general and administrative expenses which increased by $497,000 in 2007 compared to the second quarter of 2006. The increase in selling, general and administrative expenses can also be explained by the higher headcount and related compensation expense, by increased legal and patent consulting fees, by the incremental costs related to our NASDAQ listing as well as pharmacovigilance costs and other operational costs as we transition from a research and development company to a commercial operation.

For the six-month period ended June 30, 2007 selling, general and administrative expenses amounted to $11,452,000 compared to $6,991,000 for the corresponding period last year. The increase is consistent with the explanations provided for the three-month period and includes an increase in non-cash stock-based compensation expense of $1,219,000 in 2007 compared to 2006.

Financial Expenses

Financial expenses for the quarter ended June 30, 2007 were $491,000 compared to $683,000 for the quarter ended June 30, 2006. For the six-month period ended June 30, 2007 financial expenses amounted to $1,040,000 compared to $1,412,000 for the corresponding period in 2006. The decrease is primarily due to the declining balance of our term loan agreement.

Interest Income

Interest income for the quarter ended June 30, 2007 was $925,000 compared with $798,000 for the quarter ended June 30, 2006. For the six-month period ended June 30, 2007 interest income totalled $1,897,000 compared to $1,006,000 for the corresponding period in 2006. The increase is primarily attributable to the higher cash and investment balances resulting from the public offering completed in May 2006. In addition, the average rate of return earned on our investments in 2007 was higher than in 2006.

Foreign Exchange Loss (Gain)

For the quarter ended June 30, 2007 we recorded a foreign exchange loss of $393,000, compared to a gain of $411,000 for the quarter ended June 30, 2006. Foreign exchange loss for the six-month period ended June 30, 2007 amounted to $387,000 compared to a foreign exchange gain of $593,000 for the corresponding period of the previous year. Foreign exchange loss for 2007 is explained primarily by the relative strengthening of the Canadian currency versus the Euro and the unfavourable impact it had on cash held in euros whereas in 2006 the gain was explained by a favourable effect of the currency fluctuation on the term loan denominated in U.S. currency.

Management’s Discussion and Analysis

Net Loss

Net loss for the quarter ended June 30, 2007 was $11,009,000 or $0.19 per share, compared with $5,542,000, or $0.11 per share, for the quarter ended June 30, 2006. The increase in net loss is primarily the result of higher research and development expenses, attributable to our clinical trial programs and general research and development activities combined with increased selling, general and administrative expenses as we transition to a commercial operation. For the six-month period ended June 30, 2007, net loss was $17,508,000, or $0.31 per share, compared with $12,339,000, or $0.26 per share for the corresponding period last year, an increase primarily attributable to increased selling, general and administrative expenses.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	Three months ended
$000s except per share data	June 30, 2007	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005
Product sales	4,149	3,392	2,819	1,097	902	2,045	1,269	—
Licensing and other	1,707	2,021	2,339	2,229	2,217	2,226	1,146	72

Total Revenue	5,856	5,413	5,158	3,326	3,119	4,271	2,415	72

Net loss	(11,009)	(6,499)	(7,165)	(4,361)	(5,542)	(6,797)	(11,067)	(7,549)

Basic and diluted net loss per share	(0.19)	(0.11)	(0.13)	(0.08)	(0.11)	(0.16)	(0.26)	(0.18)

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and marketable securities as at June 30, 2007 were $82,116,000. Under our current operating plan, we believe that our current cash, cash equivalents and marketable securities should be sufficient to finance our operations and capital needs for approximately the next eighteen to twenty-four months. However, in light of the inherent uncertainties associated with research and development programs, the scale-up and commercialization of products, the results of clinical testing, receipt of regulatory approval of certain products and the ability to secure licensing agreements, it may be necessary for us to either (i) raise additional funds for the continuing development and marketing of our products, or (ii) delay or scale-back our development programs. Furthermore, additional financing may also be required for business acquisitions or to acquire additional products or technologies.

Funds used in operating activities prior to net changes in non-cash operating items amounted to $8,604,000 for the quarter ended June 30, 2007 compared to $4,656,000 for the corresponding quarter in 2006, increasing primarily as a result of our higher net loss. Funds used in our non-cash operating items were $1,060,000 in the second quarter of 2007 compared to $4,781,000 in the corresponding quarter of 2006. This decrease in the use of funds in the current quarter is primarily explained by a reduction in inventory build-up for future commercial sale due to the delay in U.S. launch, combined with an increase in our accounts payable. For the six-month period ended June 30, 2007 funds used in operating activities prior to net changes in non-cash operating items amounted to $13,022,000 compared to $10,526,000 for the corresponding period last year, increasing primarily as a result of our higher net loss. Funds generated by our non-cash operating items were $108,000 in the first half of 2007 compared to $9,667,000 of funds used in our non-cash operating items in the corresponding period in 2006. This variance reflects primarily the increase in 2006 of our inventories and our accounts receivables in conjunction with the planned launches of our once-daily tramadol product.

Funds used in investing activities for the quarter ended June 30, 2007 amounted to $5,628,000, reflecting primarily the investment in marketable securities of our excess cash and the reinvestment of proceeds from the maturities of marketable securities, compared to $11,699,000 of funds used in investing activities for the corresponding quarter. Capital expenditures for the current quarter were $375,000 compared to $972,000 for the quarter ended June 30, 2006. Capital expenditures for the current quarter were primarily related to acquisition of laboratory equipment and office and information technology equipment. For the six-month period ended June 30, 2007 funds provided by investing activities amounted to $11,869,000 compared to $10,729,000 of funds used in investing activities for the corresponding period, reflecting the proceeds from the maturity of marketable securities which were in excess of the reinvestment of these proceeds in marketable securities.

For the quarter ended June 30, 2007, funds used in our financing activities amounted to $929,000 compared to $105,123,000 of funds provided by financing activities for the quarter ended June 30, 2006. In the corresponding quarter last year, net proceeds of $104,950,000 were generated from the equity financing completed on May 3, 2006 and proceeds of

Labopharm Q2 2007

$1,060,000 were obtained from the exercise of stock options compared to $110,000 in the current quarter. For the quarter ended June 30, 2007, the term loan principal repayments were $1,014,000 compared to $867,000 in 2006, both in accordance with the loan amortization schedule.

As at June 30, 2007, working capital1 was $75,966,000. Accounts receivable totalled $5,391,000 as at June 30, 2007 and included primarily trade receivables, accrued interest on investments and sales taxes receivable. Research and development tax credits receivable totalled $994,000 and included the tax credits for the year ended December 31, 2006 and the estimated tax credits for the first six months of 2007. Inventories totalled $3,272,000 and consisted of raw materials, intermediate finished product (primarily bulk tablets) and finished packaged goods, for ongoing commercialization in Europe and in preparation for commercial launch of our product in Canada. Accounts payable and accrued liabilities totalled $8,729,000 as at June 30, 2007 and included trade payables and other payables and accruals. Deferred revenue totalled $22,368,000 as at June 30, 2007 and included the unrecognized portion of the licensing fees received from the various licensees of once-daily tramadol. These licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee.

Cash, cash equivalents and marketable securities totalled $82,116,000 as at June 30, 2007 compared to $99,469,000 as at December 31, 2006, a decrease of $17,353,000, primarily as a result of funds applied to operating activities. The investment of these funds is governed by our corporate investing policy. As at June 30, 2007, our marketable securities included commercial paper issued by major Canadian corporations, and bonds issued by government agencies and Canadian corporations.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

OUTSTANDING SHARE DATA

The number of shares outstanding as of August 9, 2007, is 56,817,963 and it has not changed since June 30, 2007. The number of options outstanding as of August 9, 2007 is 3,975,375 and has decreased by 66,250 since June 30, 2007 due to the expiry of 110,000 stock options, net of the grant of 43,750 stock options.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Currency Risk

We operate internationally, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from license and distribution agreements and research contracts is, and will be, primarily in Euros or U.S. dollars. In addition, in June 2005 we also contracted a $10 million term loan denominated in U.S. currency, the outstanding balance of which was US$4,701,000 as of June 30, 2007. A significant adverse change in foreign currency exchange rates between the Canadian dollar relative to the U.S. dollar or Euro, could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies.

Interest Rate Risk

We invest our excess cash in investment-grade, interest-bearing securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without incurring undue risk. To achieve this objective, we invest in highly liquid and high quality debt instruments or commercial paper of major corporations, government agencies and financial institutions with maturities generally of less than one year. A significant change in interest rates could have a material effect on the fair value of our investments if these investments are not held to maturity.

RECENT ACCOUNTING PRONOUNCEMENTS

The CICA has issued the following new Handbook Sections which are effective for interim periods beginning on or after October 1, 2007:

Section 3862, “Financial Instruments – Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. We are currently evaluating the impact of the adoption of this new Section on our consolidated financial statements.

[1]

Working capital is not a measure defined by GAAP and is here calculated as total current assets less total current liabilities. Working capital, as calculated by us, may not be comparable to similar measures presented by other issuers.

Management’s Discussion and Analysis

Section 3863, “Financial Instruments – Presentation”, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861 “Financial Instruments – Disclosure and Presentation”. We do not expect the adoption of this new Section to have a significant effect on our consolidated financial statements.

Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. We are currently evaluating the impact of the adoption of this new Section on our consolidated financial statements.

In June 2007, the CICA issued a new accounting standard – Section 3031, “Inventories”, which replaces the existing standard for inventories, Section 3030. The main features of the new Section are as follows: Measurement of inventories at the lower of cost and net realizable value; Consistent use of either first-in, first-out or a weighted average cost formula to measure cost; Reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories. The new Section is effective for the periods beginning January 1, 2008. We are currently assessing the impact of the adoption of this new Section on our consolidated financial statements.

CONTROLS AND PROCEDURES

The President and Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2007 and have concluded that our disclosure controls and procedures provide reasonable assurance that material information relating to us, including our consolidated subsidiaries, would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

There were no changes in our internal controls over financial reporting that occurred during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

OTHER RISKS AND UNCERTAINTIES

Were any of the following risks to occur, our business, results of operations or financial condition could be materially adversely affected:

•

We have not generated significant revenue to date and expect to continue to experience losses. We may never achieve profitability and our failure to become and remain profitable would depress the market price of our common shares and could impair our ability to raise capital, expand our business, expand our product pipeline or continue our operations.

•

We depend heavily on the success of our lead product candidate, our once-daily tramadol, and if our NDA for our once-daily tramadol product is not approved by the FDA on a timely basis or at all, it would have a material adverse effect on our business.

•	Our products, including our once-daily tramadol product, if approved for marketing, may fail to achieve market acceptance.

•	Competition in the pharmaceutical industry is intense, and if we fail to compete effectively, our business, financial condition and results of operations will suffer.

•

We may require additional funding and may not be able to raise additional capital in which case we will be unable to complete planned clinical trials, obtain regulatory approvals or commercialize our product candidates.

•	We may not achieve our projected development goals in the time frames we announce and expect.

•	If our clinical trials do not produce successful results, we will not be able to commercialize our product candidates.

•	If we fail to obtain regulatory approvals for our product candidates under development, we will not be able to commercialize our products.

•

Even if we obtain marketing approval, there may be limits on the approval and our products will be subject to ongoing regulatory review and regulatory requirements. If we fail to comply with these requirements, we could lose marketing approval and sales of any approved commercial products could be suspended.

•

Claims by other companies that we infringe their intellectual property rights may result in liability for damages or stop our development and commercialization efforts, including with respect to our once-daily tramadol product.

•	We may become involved in lawsuits to protect or enforce our intellectual property rights that would be expensive and time consuming.

•	Rapid technological change could make our products or drug delivery technologies obsolete.

•	We have received regulatory approval for only one product that uses any of our drug delivery technologies.

•

If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features to our products which may reduce demand for our products and inhibit their effective commercialization.

•	Disputes may arise regarding the ownership or inventorship of our products and technologies.

•	In the past we have entered into agreements that may require us to make royalty payments, which would adversely affect our operating results and financial condition.

Labopharm Q2 2007

•

We currently have a single approved source of supply for certain key components of our supply chain including for the active pharmaceutical ingredient tramadol, our Contramid® cross-linked high amylose starch, and the manufacturing of once-daily tramadol bulk tablets. The loss of any of these suppliers will have a material adverse effect on our financial position and results of operations.

•

If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenues.

•	We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

•	We have no experience in selling, marketing or distributing our products, and we have no internal capability to do so yet.

•	Our agreements relating to the development and distribution of products may expose us to a number of risks.

•	If we are unable to retain key personnel and hire additional qualified personnel, we may not be able to successfully achieve our goals.

•	We have international operations that expose us to additional business risks.

•

We may not be able to successfully acquire and integrate complementary technologies or businesses needed for the development of our business and any acquisitions we make could disrupt our business and harm our financial condition.

•	We may incur losses associated with foreign currency fluctuations.

•	Generic drug manufacturers will increase competition for certain products and may reduce our royalties or gross margin on product sales.

•	Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payors.

•

If we are unable to obtain adequate reimbursement from governments or third-party payors for any product that we may develop or to obtain acceptable prices for such product, our revenues and prospects for profitability will suffer.

•	Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

•	We are subject to the risk of product liability claims, for which we may not have or will not be able to obtain adequate insurance coverage.

•	Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

•	Our tax planning strategies are subject to audit from taxation authorities. The outcome of these audits may result in material taxes payable or an increase in expected future tax rates.

•	Our share price has been volatile, and the price of our common shares could decline.

•	Future issuances of common shares by us or sales by our existing shareholders may cause our stock price to fall.

•	We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

•	We may be a passive foreign investment company for U.S. tax purposes which may negatively affect U.S. investors.

•

As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

Consolidated Financial Statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS [Unaudited]

For the:	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
[Thousands of Canadian dollars, except share and per share amounts]	$	$	$	$
REVENUE
Product sales	4,149	902	7,541	2,947
Licensing	1,707	2,217	3,728	4,443

	5,856	3,119	11 ,269	7,390

EXPENSES
Cost of goods sold (excluding amortization) [note 5]	4,003	555	5,704	1,576
Research and development expenses, net [note 4]	5,661	4,180	9,917	9,855
Selling, general and administrative expenses	6,067	3,965	11,452	6,991
Financial expenses	491	683	1,040	1,412
Depreciation and amortization	500	418	972	846
Interest income	(925)	(798)	(1,897)	(1,006)
Foreign exchange loss (gain)	393	(411)	387	(593)

	16,190	8,592	27,575	19,081
LOSS BEFORE INCOME TAXES	(10,334)	(5,473)	(16,306)	(11,691)

Provision for income taxes
Current	675	105	1,202	684
Future	—	(36)	—	(36)
NET LOSS FOR THE PERIOD	(11,009)	(5,542)	(17,508)	(12,339)

NET LOSS PER SHARE - BASIC AND DILUTED	(0.19)	(0.11)	(0.31)	(0.26)

Weighted average number of shares outstanding	56,795,490	52,171,020	56,784,151	46,729,289

See accompanying notes

Labopharm Q2 2007

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS [Unaudited]

For the:	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
[Thousands of Canadian dollars]	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(11,009)	(5,542)	(17,508)	(12,339)
Items not affecting cash:
Depreciation of property, plant and equipment	442	363	856	730
Amortization of intangible assets	58	55	116	116
Amortization of deferred financing costs	—	54	—	111
Amortization of premium or discounts on marketable securities	76	—	150	—
Non-cash financial expenses	36	—	77	—
Unrealized foreign exchange loss (gain)	400	(374)	388	(473)
Future income tax	—	(36)	—	(36)
Stock-based compensation	1,393	824	2,899	1,365

	(8,604)	(4,656)	(13,022)	(10,526)
Net change in non-cash operating items [note 5]	(1,060)	(4,781)	108	(9,667)

	(9,664)	(9,437)	(12,914)	(20,193)

INVESTING ACTIVITIES
Acquisition of marketable securities	(10,224)	(22,064)	(53,247)	(25,397)
Proceeds from maturities of marketable securities	4,971	11,337	66,385	15,914
Acquisition of property, plant and equipment	(326)	(370)	(1,146)	(581)
Acquisition of intangible assets	(49)	(602)	(123)	(665)

	(5,628)	(11,699)	11,869	(10,729)

FINANCING ACTIVITIES
Repayment of capital lease obligations	(25)	(20)	(47)	(40)
Repayment of long-term debt	(1,014)	(867)	(2,057)	(1,404)
Proceeds from issuance of capital stock [note 7]	110	113,794	225	114,544
Issuance costs of capital stock	—	(7,784)	—	(7,784)

	(929)	105,123	(1,879)	105,316

Foreign exchange gain (loss) on cash held in foreign currencies	(831)	(75)	(914)	3
Net Increase (decrease) In cash and cash equivalents during the period	(17,052)	83,912	(3,838)	74,397
Cash and cash equivalents, beginning of period	26,936	10,767	13,722	20,282

Cash and cash equivalents, end of period	9,884	94,679	9,884	94,679

Cash flows Include the following items:
Interest paid	368	515	779	1,059
Income taxes paid	—	62	—	114

See accompanying notes

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS [Unaudited]

	As at June 30, 2007	As at Dec. 31, 2006 [note 2]
[Thousands of Canadian dollars]	$	$
ASSETS [note 1]
Current
Cash and cash equivalents	9,884	13,722
Available-for-sale marketable securities [note 3]	72,232	85,747
Accounts receivable [note 5]	5,391	4,002
Research and development tax credits receivable	994	1,869
Income taxes receivable	430	939
Inventories [note 5]	3,272	5,287
Prepaid expenses and other assets [note 5]	1,186	1,384

Total current assets	93,389	112,950

Restricted long-term investments	1,273	1,280
Property, plant and equipment, net	10,839	10,909
Intangible assets	3,392	3,205
Deferred financing costs [note 3]	—	156
Future income tax asset	134	134

	109,027	128,634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	8,729	8,908
Current portion of deferred revenue	4,247	7,916
Current portion of obligations under capital leases	121	94
Current portion of long-term debt	4,326	4,425

Total current liabilities	17,423	21,343

Deferred revenue [note 6]	18,121	16,593
Obligations under capital leases	5,744	5,746
Long-term debt [notes 1 and 3]	794	3,396

Total liabilities	42,082	47,078

Shareholders’ equity
Common shares, no par value, unlimited shares authorized, 56,817,963 and 56,747,963 issued and outstanding as at June 30, 2007 and as at December 31, 2006, respectively [note 7]	241,955	241,588
Contributed surplus	11,174	8,417
Deficit	(185,957)	(168,449)
Accumulated other comprehensive loss	(227)	—

Total shareholders’ equity	66,945	81,556

	109,027	128,634

See accompanying notes

Labopharm Q2 2007

INTERIM CONSOLIDATED STATEMENTS

OF SHAREHOLDERS’ EQUITY (DEFICIENCY) [Unaudited]

	Outstanding common shares		Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
	#	$	$	$	$	$
Balance, Dec. 31, 2005	43,673,863	135,631	6,350	(144,584)		(2,603)
Net loss for the period	—	—	—	(12,339)	—	(12,339)
Share issuance	12,650,000	112,734	—	—	—	112,734
Share issuance costs	—	(9,184)	—	—	—	(9,184)
Issued on the exercise of stock options	404,100	2,343	(533)	—	—	1,810
Stock-based compensation	—	—	1,365	—	—	1,365

Balance, June 30, 2006	56,727,963	241,524	7,182	(156,923)	—	91,783

Balance, Dec. 31, 2006	56,747,963	241,588	8,417	(168,449)	—	81,556

Net loss for the period	—	—	—	(17,508)	—	(17,508)
Changes in unrealized loss on available-for-sale marketable securities	—	—	—	—	(227)	(227)

Comprehensive loss						(17,735)
Issued on the exercise of stock options	70,000	367	(142)	—	—	225
Stock-based compensation	—	—	2,899	—	—	2,899

Balance, June 30, 2007	56,817,963	241,955	11,174	(185,957)	(227)	66,945

See accompanying notes

Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

As at June 30, 2007 [Thousands of Canadian dollars, except share and per share amounts]

1.	DESCRIPTION OF BUSINESS

Labopharm Inc. (the “Company”), incorporated under the Companies Act (Québec) is an international, specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary, advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or license agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell the pharmaceutical products incorporating the Company’s proprietary technologies. The future profitability of the Company is dependent upon such factors as the success of clinical trials, the approval by regulatory authorities of products developed by the Company, and the ability of the Company to successfully market, sell and distribute its products. It may be necessary for the Company to obtain additional financing to complete its projects. The long-term debt is collateralized by all of the Company’s assets except for its intellectual property.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and the accompanying notes, included in the Company’s annual report. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the interim consolidated financial statements have been included.

The accounting policies used in preparation of these interim consolidated financial statements are the same as those used in the preparation of the Company’s most recent annual consolidated financial statements, and are set forth in notes 2 and 3 of the audited consolidated financial statements for the year ended December 31, 2006 included in the Company’s annual report, except as described in note 3 hereafter.

3.	CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (“CICA”) recently released the following Handbook Sections: 3855, Financial Instruments – Recognition and Measurement; 1530, Comprehensive Income; 3251, Equity; 3865, Hedges; and 1506, Accounting Changes. The Company adopted these sections on January 1, 2007. The impact of the adoption of these sections on the Company’s interim consolidated financial statements is presented below.

Financial Instruments – Recognition and Measurement

This new Section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures depending on the financial instrument’s classification. Additionally, changes in subsequent measurements, if any, are recognized in net income or comprehensive income depending on its classification.

Under the new Section, all financial assets are classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale. Also, all financial liabilities must be classified as held for trading or other financial liabilities. All financial instruments are recorded initially on the consolidated balance sheet at fair value. After initial recognition, the financial instruments should be measured at their fair values, except for held-to-maturity investments, loans and receivables and non-trading liabilities, which should be measured at amortized cost using the effective interest method of amortization. The effective interest related to the financial assets and liabilities and the gain or loss arising from a change in the fair value of a financial asset or financial liability classified as held for trading are included in net income for the period in which they arise. If a financial asset is classified as available-for-sale, the gain or loss should be recognized in other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net income, or if there has been a loss in value of such investment that is other than a temporary decline, the investment should be written down and the impairment loss should be recognized in net income.

The Company has classified its cash and cash equivalents as held for trading, its marketable securities as available-for-sale and its accounts receivable have been classified as loans and receivables. Deferred financing costs have been deducted from the carrying value of the long-term debt. The accounts payable and the long-term debt have been classified as other financial liabilities. Upon initial application of this Section, all adjustments to the carrying amount of financial assets and liabilities were recognized as an adjustment to the opening balance of deficit or accumulated other comprehensive income, depending on the classification of the existing asset or liability. The initial measurement of the financial instruments of the Company did not result in any adjustment to the opening balance of deficit or accumulated other comprehensive income and resulted in an unrealized loss on available-for-sale marketable securities of $227 recorded in accumulated other comprehensive loss as at June 30, 2007.

Labopharm Q2 2007

Comprehensive Income (Loss) and Equity

Section 1530 establishes standards for reporting comprehensive income (loss) and as a result of the adoption of this new Section, the cumulative amount, i.e. accumulated other comprehensive income (loss), is presented separately under shareholders’ equity (deficiency) in the consolidated balance sheets and a reconciliation of the accumulated other comprehensive income (loss) as well as the comprehensive income (loss) for the period are presented in the consolidated interim statements of shareholders’ equity (deficiency). The impact of the adoption of this section is as previously noted.

Hedges

Section 3865 establishes standards for when and how hedge accounting may be applied. Hedging is an activity designed to modify an entity’s exposure to one or more risks. Hedge accounting modifies the normal basis for recognizing the gains, losses, revenue and expenses associated with a hedged item or a hedging item in an entity’s income statement. It ensures that off-setting gains, losses, revenue and expenses are recognized in the same period. The adoption of this standard had no impact on the Company’s consolidated results of operations or financial position.

Accounting Changes

In July 2006, the CICA issued changes to the CICA Handbook Section 1506 entitled “Accounting Changes”. The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of GAAP, or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of GAAP permit otherwise or where application to comparative information is impractical [the standard provides specific guidance as to what is considered impractical]; expanded disclosures about the effects of changes in accounting policies, estimates and errors to the financial statements; and, disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity. The adoption of this standard did not have a significant impact on the Company’s consolidated results of operations or financial position.

4.	RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are presented net of government assistance of $840 and $321 for the three-month periods ended June 30, 2007 and 2006, respectively and are presented net of government assistance of $1,649 and $1,041 for the six-month periods ended June 30, 2007 and 2006, respectively.

5.	INVENTORIES

	June 30, 2007	December, 31 2006
	$	$
Raw materials	1,128	2,264
Intermediate finished goods	2,035	2,865
Finished goods	109	158

	3,272	5,287

On May 30, 2007, the Company received a second approvable letter from the U.S. Food and Drug Administration (“FDA”), stating that the Company had not demonstrated the efficacy of its once-daily formulation of tramadol because the statistical methods used to analyze data from its clinical trials did not adequately address missing data relating to subjects who dropped out of the trials. Prior to the FDA’s decision, the Company had capitalized inventory costs and deposits to manufacturers associated with the anticipated U.S. launch of its once-daily tramadol product, based on the Company’s best estimate of the timing of the launch. In light of the FDA’s decision, as of June 30, 2007, the Company has recorded a provision for the deemed unrecoverable U.S. related inventory costs and the deemed unrecoverable deposits to manufacturers. The amount of the provision represents the Company’s best estimate and the actual amount written-off may be different. In accordance with the agreement for the commercialisation of once-daily tramadol in the U.S., the Company has recorded an amount receivable from Purdue Pharma Products L.P. (“Purdue Pharma”) for a portion of these costs related to the pre-launch inventory manufactured at risk. During the quarter ended June 30, 2007, the Company recorded in cost of goods sold a provision, net of the estimated amount expected to be recovered, of $1,742.

Notes to Consolidated Financial Statements

6.	DEFERRED REVENUES

In 2005, the Company received a non-refundable up-front licensing payment of US$20 million from Purdue Pharma, which was being recognized as revenue on a straight-line basis until February 2009 which was the estimated term over which the Company would be providing research and development activities and supplying product to Purdue Pharma. Following receipt of the second approvable letter from the FDA on May 30, 2007 the Company has extended the period over which it will recognize the balance of this up-front payment remaining in deferred revenue, to July 2011. This period may be shortened or extended further if future events modify the expected term over which the Company maintains substantive contractual obligations to Purdue Pharma. Prior to May 30, 2007, the Company was recognizing $1,618 per quarter as licensing revenue with respect to this up-front payment; following this change in estimate, the amount will be $679.

7.	CAPITAL STOCK

Authorized

Unlimited number of preferred shares, non-participating, non-voting, without par value

Unlimited number of common shares, voting, without par value

Capital Stock Transactions

During the six-month period ended June 30, 2007, 70,000 [2006 – 404,100] options were exercised for a total cash consideration of $225 [2006 – $1,810]. For those options exercised for which a compensation expense had been previously recorded, capital stock was increased by $142 [2006 – $533] and contributed surplus reduced by the same amount.

On May 3, 2006, the Company completed a public offering in Canada and the United States and issued 12.65 million common shares, which included the exercise in full of the underwriters’ over-allotment option, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,734 or an average price per share of $8.91, which considers currency conversion at the closing date. The issue expenses related to this offering including the underwriters’ discounts and commissions were $9,184.

Stock Option Plan

The changes in the number of stock options granted by the Company and their weighted average exercise prices, for the six-month periods ended June 30, 2007 and 2006 are as follows:

	2007		2006
	#	$	#	$
Balance, beginning of period	3,556,425	6.03	3,560,875	5.59
Granted	1,026,700	7.06	160,000	9.28
Exercised	(70,000)	3.22	(404,100)	4.48
Expired	(471,500)	10.26	(10,000)	2.64
Forfeited	—	—	(9,500)	7.35

Balance, end of period	4,041,625	5.85	3,297,275	5.92

Options eligible to be exercised	3,011,825	5.50	2,756,475	6.00

The fair value of options granted in the six-month periods ended June 30, 2007 and 2006 was estimated at the date of grant using the Black-Scholes option pricing model resulting in the following weighted average assumptions:

For the six-month periods ended:	June 30, 2007	June 30, 2006
Expected volatility	0.64	0.65
Expected life	4.96 years	4 years
Risk-free interest rate	4.11%	4.21%
Dividend yield	Nil	Nil

The weighted average grant date fair value of stock options granted during the six-month period ended June 30, 2007 using the above assumptions amounted to $4.04 [2006 – $4.89] per option.

8.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Exhibit 99.2

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Mark A. D’Souza, Chief Financial Officer of Labopharm Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) of Labopharm Inc. (the issuer) for the interim period ending June 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 13, 2007

/s/ Mark A. D’Souza
Mark A. D’Souza
Chief Financial Officer

Exhibit 99.3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) of Labopharm Inc. (the issuer) for the interim period ending June 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 13, 2007.

/s/ James R. Howard-Tripp
James R. Howard-Tripp
President and Chief Executive Officer